UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  August 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

AMS HOMECARE INC
CODE OF BUSINESS CONDUCT AND ETHICS
(Adopted as at July 31, 2006)

I. PURPOSE OF THIS CODE
This Code of Business Conduct and Ethics ("Code") of AMS Homecare Inc. (“AMS”) is in addition to the Code of Ethics established for the President and Chief Executive Officer, Chief Financial Officer and any other person performing such functions (the “Financial Reporting Officers”) and is intended to document the principles of conduct and ethics to be followed by all of AMS employees, officers and directors. Its purpose is to:

- Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

- Promote full, fair, accurate, timely and understandable disclosure in reports and documents that AMS files with, or submits to, the securities regulators and in other public communications made by AMS;

- Promote compliance with applicable governmental laws, rules and regulations;

- Promote the prompt internal reporting to an appropriate person of violations of this Code;

- Promote accountability for adherence to this Code;

- Provide guidance to employees, officers and directors to help them recognize and deal with ethical issues; and

- Foster AMS longstanding culture of honesty and accountability.

Violations of this Code by an employee or officer or director are grounds for disciplinary action up to and including, but without limitation, immediate termination of employment or request for resignation of a directorship.

II. WORKPLACE

a. A Nondiscriminatory Environment

AMS (and its subsidiaries and affiliates) fosters a work environment in which all individuals are treated with respect and dignity. AMS is an equal opportunity employer and does not, as an organization nor does it permit its employees or directors to discriminate against employees, officers, directors or potential employees, officers or directors on the basis of race, color, religion, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal and provincial laws and regulations and, in addition, in accordance to the laws or regulations applicable in the jurisdiction where such employees, officers or directors are located. AMS is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by its employees and agents.

b. Harassment-Free Workplace

AMS will not tolerate harassment of its employees, customers or suppliers in any form.

c. Sexual Harassment

Sexual harassment is illegal and all employees, officers and directors are prohibited from engaging in any form of sexually harassing behavior. Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to, unwanted sexual advances, unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, suggestions, suggestive looks and displaying sexually suggestive visual materials.

d. Substance Abuse

AMS is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers and directors are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

e. Workplace Violence

The workplace must be free from violent behavior. Threatening, intimidating or aggressive behavior, as well as bullying, subjecting to ridicule or other similar behavior toward fellow employees or others in the workplace will not be tolerated. No weapons of any kind will be tolerated in the workplace unless such are required for property security purposes and then only after authorization by the Chief Operating Officer.

f. Employment of Family Members

Employment of more than one family member at a AMS office or location is permissible but the direct supervision of one family member by another is not permitted unless otherwise authorized by the Chief Executive Officer, Chief Operating Officer or Vice-President Exploration. Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the Chief Executive Officer, Chief Operating Officer or Vice-President of AMS. If allowed, any personnel actions affecting that employee must also be reviewed and endorsed by one of the above named executives.

III. ENVIRONMENT, HEALTH AND SAFETY

a. Environment

AMS is committed to sound environmental management. It is the intent of AMS to conduct itself having due respect for the environment and community at large as a responsible and caring corporate citizen. AMS is committed to managing all phases of its business in a manner that minimizes any adverse effects of its operations on the environment.

b. Health and Safety

AMS is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Employees must be aware of the safety issues and policies that affect their job, other employees and the community in general. Employees in a supervisory role, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. Employees must immediately advise their immediate supervisor of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

IV. THIRD PARTY RELATIONSHIPS

a. Conflict of Interest

Employees, officers and directors are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of AMS. Employees must disclose promptly in writing possible conflicts of interest to their immediate supervisor, or if the supervisor is involved in the conflict of interest, to the supervisor’s superior. Officers and directors should disclose, in writing, any perceived conflicts to the Chairman of the Audit Committee.

Conflicts of interest arise where an individual's position or responsibilities with AMS present an opportunity for personal gain apart from the normal rewards of employment, officership or directorship, to the detriment of AMS. They also arise where a director's, officer's or employee's personal interests are inconsistent with those of AMS and create conflicting loyalties. Such conflicting loyalties can cause a director, officer or employee to give preference to personal interests in situations where corporate responsibilities should come first. Directors, officers and employees shall perform the responsibilities of their positions on the basis of what is in the best interests of AMS and free from the influence of personal considerations and relationships.

Directors, officers and employees shall not acquire any property, security or any business interest which they know that AMS is interested in acquiring. Moreover, based on such advance information, directors, officers and employees shall not acquire any property, security or business interest for speculation or investment.

b. Competitive Practices

AMS firmly believes that fair competition is fundamental to the continuation of the free enterprise system. AMS complies with and supports laws which prohibit restraints of trade, unfair practices, or abuse of economic power.

AMS’s policy also prohibits employees, officers and directors from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behavior.

c. Supplier and Contractor Relationships

AMS selects its suppliers and contractors in a non-discriminatory manner based on the quality, price, service, delivery and supply of goods and services. A director’s, officer’s or employee’s decision must never be based on personal interests or the interests of family members or friends.

Employees should inform their supervisors, and officers and directors should inform the Chairman of the Audit Committee of any relationships that appear to create a conflict of interest.

d. Public Relations

AMS’s Board of Directors establishes the persons who are responsible for all public relations, including all contact with the media. Unless a director, officer or employee is specifically authorized to represent AMS to the media, a director, officer or employee should not respond to inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about AMS. If the media contacts a director, officer or employee about any topic, that person should immediately refer the call to an authorized person.

Employees must be careful not to disclose confidential, personal or business information through public or casual discussions to the media or others.

e. Directorships

Employees of AMS shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of the Chief Executive Officer or Chief Operating Officer. Directorships or officerships with such entities will not be authorized unless they are considered to be in the best interest of AMS. The Chief Executive Officer or Chief Operating Officer may provide authorizations for directorships that are necessary for business purposes or for directorships with charitable organizations or other entities that will further AMS's profile in the community.

V. LEGAL COMPLIANCE

a. Compliance with Laws, Rules and Regulations (including Insider Trading Laws and Timely disclosure)

Employees, officers, and directors are expected to comply in good faith at all times with all applicable laws, rules and regulations.

Employees, officers, and directors are required to comply with insider trading rules and all other policies and procedures applicable to them that are adopted by AMS from time to time.

Employees, officers, and directors must cooperate fully with those responsible for preparing reports filed with the securities regulatory authorities and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Employees, officers and directors should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

Senior officers of AMS must comply with AMS’s procedures on timely disclosure of material information and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

VI. INFORMATION AND RECORDS

a. Confidential and Proprietary Information and Trade Secrets

Employees, officers and directors may be exposed to certain information that is considered confidential by AMS, or may be involved in the design or development of new procedures related to the business of AMS. All such information and procedures, whether or not the subject of copyright or patent, are the sole property of AMS. Employees shall not disclose confidential information to persons outside AMS, including family members, and should share it only with other employees who have a "need to know".

Employees, officers and directors are responsible and accountable for safeguarding AMS documents and information to which they have direct or indirect access as a result of their employment, officership or directorship with AMS.

b. Financial Reporting and Records

AMS maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing its business and are crucial for meeting obligations to employees, customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. Employees, officers, and directors who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner. No employee, officer or director shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of AMS.

c. Record Retention

AMS maintains all records in accordance with laws and regulations regarding retention of business records. The term "business records" covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. AMS prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where AMS is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

VII. AMS'S ASSETS

a. Use of AMS Property

The use of AMS property for individual profit or any unlawful unauthorized personal or unethical purpose is prohibited. AMS's information, technology, intellectual property, mineral rights, buildings, land, equipment, machines, software and cash must be used only for business purposes except as provided by AMS policy or approved by an employee’s respective supervisor.

b. Destruction of Property and Theft

Employees, officers and directors shall not intentionally damage or destroy the property of AMS and others or commit theft.

c. Intellectual Property of Others

Employees, officers and directors may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents. Software used in connection with AMS's business must be properly licensed and used only in accordance with that license.

d. Information Technology

AMS's information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of AMS and are to be used primarily for business purposes. AMS’s information technology systems may be used for minor or incidental personal messages provided that such use is kept at a minimum and is in compliance with AMS policy.

Employees, officers and directors may not use AMS's information technology systems to:

• Allow others to gain access to AMS's information technology systems through the use of an employee’s password or other security codes;
• Send harassing, threatening or obscene messages;
• Send chain letters;
• Access the internet for inappropriate use;
• Send copyrighted documents that are not authorized for reproduction;
• Make personal or group solicitations unless authorized by a senior officer; or
• Conduct personal commercial business.

AMS may monitor the use of its information technology systems.

Approved by the Board of Directors of AMS HOMECARE INC., July 31, 2006

Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer